[GRAPHIC OMITTED]
                            HARVEY HOME ENTERTAINMENT

January 4, 2008


Mr. Michael Moran, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549

Re:  Harvey Electronics, Inc.
Item 4.01 Form 8-K field December 26, 2007
File No. I-4626

Dear Mr. Moran:

This letter is in response to your December 28, 2007 letter (the "Letter"), which is attached. We understand the purpose of the Letter and look forward to improving and enhancing our future filings with the Commission. We look forward to working with you in this respect.

Form 8-K filed December 26, 2007

1. The letter from your accountant that you have provided under exhibit 99.1 should disclose the accountant's concurrence or disagreement with the statements you have made in the Form 8-K. Please amend your report on Form 8-K to provide a letter acknowledging your prior auditor's concurrence with the representation that you have made. This letter should be filed as
     Exhibit 16. See Regulation S-K Item 601.

Company Response:

Please see the draft amendment to the Company's Form 8-K, which includes disclosure of the accountant's concurrence with the Company's statements. The letter from the accountants is attached and we will provide same as Exhibit 16 to the amended Form 8-K when it is filed.

2. Revise your disclosure to clarify that there were no disagreements with the former accountant for the two most recent fiscal years and the subsequent interim period through the date of resignation. Do not use parentheses around your description of the subsequent interim period. See Regulation S-K Item 304(a)(1)(iv).

Company Response:

Please see the draft amended Form 8-K for the requested clarification.

3. Ensure that you report the engagement of a new principal auditor on Form 8-K when such event occurs in the future.

Company Response:

The Company will report the engagement of a new principal auditor on Form 8-K when such event occurs in the future.



In connection with responding to your comments, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your consideration of the above and we look forward to working with you and your staff in concluding your review.


Sincerely,



/s/Joseph J. Calabrese
---------------------------
Joseph J. Calabrese
Chief Financial Officer

[GRAPHIC OMITTED]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 2O549

Mail Stop 3561

                                                            December 28, 2007

Joseph Calabrese
CFO
Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

         Re:      Harvey Electronics, Inc.
                  Item 4.01 Form 8-K filed December 26, 2007
                  File No. 1-4626

Dear Mr. Calabrese:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary, Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Joseph Calabrese
Harvey Electronics, Inc.
December 28, 2007
Page 2


1. The letter from your accountant that you have provided under exhibit 99.1 should disclose the accountants concurrence or disagreement with the statements you have made in the Form 8-K. Please amend your report on Form 8-K to provide a letter acknowledging your prior auditors concurrence with the representation that you have made. This letter should be filed as exhibit 16. See Regulation S-K item 601.

2. Revise your disclosure to clarify that there were no disagreements with the former accountant for the two most recent fiscal years and the subsequent interim period through the date of resignation. Do not use parentheses around your description of the subsequent interim period. See Regulation S-K Item 304(a)(l)(iv).

3. Ensure that you report the engagement of a new principal auditor on Form 8-K when such event occurs in the future.


     As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition,  please he advised that the Division of Enforcement has access

Joseph Calabrese
Harvey Electronics, Inc.
December 28, 2007
Page 3


to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3841.


                                               Sincerely,

                                               /s/ Michael Moran
                                               -------------------------
                                               Michael Moran
                                               Branch Chief

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 8-K/A


                             CURRENT REPORT PURSUANT
                          TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


     Date of report (Date of earliest event reported): December 18, 2007

                            HARVEY ELECTRONICS, INC.
-------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                    New York
-------------------------------------------------------------------------------
         (State or Other Jurisdiction of Incorporation or Organization)

          1-4626                                    13-1534671
        ----------                                 ------------
   (Commission File Number)                (IRS Employer Identification No.)

                  205 Chubb Avenue, Lyndhurst, New Jersey 07071
          (Address of Principal Executive Offices, Including Zip Code)


                                 (201) 842-0078
-------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

-------------------------------------------------------------------------------
         (Former Name or Former Address, if Changed Since Last Report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     [ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

     [ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

     [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     [ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrant's Certifying Accountant

     In a report on Form 8-K dated December 18, 2007, the Registrant reported that by letter dated December 18, 2007 (the "December 8-K"), BDO Seidman, LLP ("BDO"), which served as an independent registered public accounting firm for the Registrant, notified the Registrant that the client-auditor relationship between BDO and the Registrant had ceased (a copy of such letter was filed as an exhibit to the December 8-K).

     During the years ended October 27, 2007 and October 28, 2006, and through December 18, 2007, there have been no disagreements (as described under Item 304(a)(1)(iv) of Regulation S-K) between the Registrant and BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and for the foregoing periods, there were no reportable events.

     The Company has requested that BDO furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated January 7, 2008, is filed as an Exhibit to this Form 8-K/A.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

No.            Description
----------------------------------------------------------------------------
16.1              Letter from BDO Seidman, LLP dated January 7, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         HARVEY ELECTRONICS, INC.


Date: January ___, 2008
                                         ---------------------------------
                                         Joseph J. Calabrese
                                         Executive Vice President, Chief
                                         Financial Officer,
                                         Treasurer and Secretary

Exhibits Index.

No.            Description
----------------------------------------------------------------------------
16.1              Letter from BDO Seidman, LLP dated January 7, 2008

January 7, 2008



Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


We have been furnished with a copy of the response to Item 4.01 of Form 8-K/A for the event that occurred on December 18, 2007, to be filed by our former client, Harvey Electronics, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,



s/s BDO Seidman, LLP
---------------------
BDO Seidman, LLP